Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Conversion Privilege of $300,000,000 Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 16

TORONTO, July 22, 2013 – Bank of Montreal (the “Bank”) today announced that it does not intend to exercise its right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 of the Bank (the “Preferred Shares Series 16”) on August 25, 2013 and, as a result, subject to certain conditions, the holders of Preferred Shares Series 16 have the right, at their option, to convert all or part of their Preferred Shares Series 16 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 of the Bank (the “Preferred Shares Series 17”) on August 26, 2013. This date is the first business day following the conversion date of August 25, 2013, identified in the Preferred Shares Series 16 prospectus, which falls on a Sunday. Holders who do not exercise their right to convert their Preferred Shares Series 16 into Preferred Shares Series 17 on such date will retain their Preferred Shares Series 16, unless automatically converted in accordance with the conditions below.

The foregoing conversions are subject to the conditions that: (i) if, after August 12, 2013, the Bank determines that there would be less than 1,000,000 Preferred Shares Series 16 outstanding on August 26, 2013, then all remaining Preferred Shares Series 16 will automatically be converted into an equal number of Preferred Shares Series 17 on August 26, 2013, and (ii) alternatively, if the Bank determines that there would be less than 1,000,000 Preferred Shares Series 17 outstanding on August 26, 2013, no Preferred Shares Series 16 will be converted into Preferred Shares Series 17. In either case, the Bank will give written notice to that effect to any registered holders of Preferred Shares Series 16 affected by the preceding minimums on or before August 19, 2013.

The dividend rate applicable to the Preferred Shares Series 16 for the 5-year period commencing on August 26, 2013, and ending on August 25, 2018, and the dividend rate applicable to the Preferred Shares Series 17 for the 3-month period commencing on August 26, 2013, and ending on November 25, 2013, will be determined and announced by way of a news release on July 29, 2013. The Bank will also give written notice of these dividend rates to the registered holders of Preferred Shares Series 16.

Beneficial owners of Preferred Shares Series 16 who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (EDT) on August 12, 2013.

Conversion inquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $555 billion as at April 30, 2013, and more than 46,500 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations inquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019